Exhibit 99.7

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Registration Statement on Form F-10 of Denison Mines Corp. (File No. 333-258939) in connection with the review and approval of the scientific and technical disclosure contained in the Management’s Discussion and Analysis of the Financial Position and Results of Operations of the Company for the six months ended June 30, 2022, and (2) all other references to the undersigned included or incorporated by reference in the Registration Statement.

Dated: August 4, 2022

/s/ David Bronkhorst_____
David Bronkhorst, P.Eng.
Denison Mines Corp.